Insider transaction detail - View details for insider	2010-06-07 10:47 ET

Transactions sorted by:	Insider
Insider family name:	noyes ( Starts with )
Given name:	Erwin ( Starts with )
Filing date range:	June 7, 2010 - June 7, 2010
Equity securities:	Common Shares

Insider name:	NOYES, Erwin Lewis

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Ceased to be Insider: Not applicable

Security designation: Common Shares

1649228	2010-06-03	2010-06-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,000	8.0200	77,347	77,347

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance
1649231	2010-06-03	2010-06-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,000	8.0500	67,347	67,347
1649234	2010-06-03	2010-06-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,200	8.1500	65,147	65,147
1649236	2010-06-03	2010-06-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-16,800	8.1600	48,347	48,347
1649238	2010-06-03	2010-06-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-200	8.1700	48,147	48,147
1649240	2010-06-03	2010-06-07	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,400	8.2200	46,747	46,747